EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 63,879
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	24,682
Receivable from broker – dealers and clearing organizations	(352,884)
Other receivables	(3,208)
Prepaid expense	(73,250)
Accounts payable	(19,456)
Pension payable	(84,000)
Commissions payable	(16,330)
Net cash used in operating activities	(460,567)
Cash flows from investing activities:	
Security deposit	(21,061)
Investment – furniture and fixtures	(12,126)
Investment – marketable securities, net	309,742
Net cash provided by investing activities	276,555
Cash flows from financing activities:	
Distributions	(21,000)
Net cash used in financing activities	(21,000)
Net change in cash	(205,012)
Cash at beginning of year	327,784
Cash at end of year	$ 122,772
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ 5,875

The accompanying notes are an integral part of this statement.